SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

JOHN W. MARTIN	J. DAVID KIRKLAND, JR.
SOREN LINDSTROM	BAKER BOTTS L.L.P.
BAKER BOTTS L.L.P.	910 Louisiana Street, Suite 3200
2001 Ross Avenue, Suite 600	Houston, Texas 77002
Dallas, Texas 75201	(713) 229-1234
(214) 953-6500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2009, by Perot Systems Corporation, a Delaware corporation (“Perot Systems”), as amended by Amendment No. 1 filed with the SEC on October 8, 2009, Amendment No. 2 filed with the SEC on October 9, 2009, Amendment No. 3 filed with the SEC on October 13, 2009 and Amendment No. 4 filed with the SEC on October 19, 2009. The Schedule 14D-9 relates to the offer by DII — Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share”), for $30.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 as Exhibits (a)(2) and (a)(3), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately after the fifth paragraph under the heading “Antitrust Issues”:
     “On October 20, 2009, the ICA in Ireland granted clearance of the Offer and the Merger.”
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately after the sixth paragraph under the heading “Antitrust Issues”:
     “On October 20, 2009, the AMC of Ukraine granted clearance of the Offer and the Merger.”
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately after the seventh paragraph under the heading “Antitrust Issues”:
     “At 6:00 p.m. New York City time on Friday, October 23, 2009, the waiting period applicable to the Offer under Austrian competition law expired. Accordingly, the condition to the Offer relating to the expiration or termination of all applicable waiting periods under the HSR Act and any other applicable antitrust, competition or merger control laws has been satisfied.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION
Date: October 26, 2009	By:	/s/ Thomas D. Williams
		Name:	Thomas D. Williams
		Title:	Vice President, Secretary & General Counsel